EXHIBIT 99.2

Report of Voting Results

Medicenna Therapeutics Corp.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Medicenna Therapeutics Corp. (the “Corporation”) held virtually on September 23, 2021.

1.	Based on the proxies received and the votes by ballot, each of the nominees for election as directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed.

Proxies received and votes by ballot at the meeting were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Dr. Fahar Merchant	21,912,501	99.324	149,186	0.676%
Mr. Albert Beraldo	22,041,012	99.906	20,675	0.094%
Ms. Karen Dawes	21,945,392	99.473	116,295	0.527%
Dr. John (Jack) Geltosky	21,948,897	99.489	112,790	0.511%
Ms. Rosemina Merchant	21,946,259	99.477	115,428	0.523%
Dr. Chandrakant Panchal	21,589,617	97.860	472,070	2.140%
Dr. John Sampson	22,044,077	99.920	17,610	0.080%

2.	Based on the proxies received and the votes by ballot, PricewaterhouseCoopers LLP was appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration. Approximately 99.835% of the proxies received and represented at the meeting were voted in favour of the appointment and approximately 0.165% of the proxies received and represented at the meeting were withheld from voting.

In total, approximately 51.408% of the issued and outstanding shares were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Elizabeth Williams

Elizabeth Williams

Chief Financial Officer